PetroSearch Energy Corporation

July 9, 2009

Via Facsimile and U.S. Mail

Ms. Song P. Brandon, Esq.
Special Counsel
Office of Mergers & Acquisitions
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:	Petrosearch Energy Corporation
Schedule 14D-9
Filed June 25, 2009
File No.: 5-80669

Dear Ms. Brandon:

We are providing the following response to the comment letter dated July 8, 2009 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) regarding the Schedule 14D-9 filed by Petrosearch Energy Corporation (the “Company”, “we”, “us” or “our”), and have also filed with the SEC Amendment No. 1 to such Schedule 14D-9 on the date hereof (the “Amendment”).  The following response is keyed to the Staff’s comments.  All page numbers in our response refer to the respective page numbers in the relevant filing.

Schedule 14D-9

General

1.	Please provide us with support to substantiate the following statements:

•
“Thus, any stockholder with shares of Common Stock not purchased in the Offer would be holding shares in an enterprise that would have at best an uncertain future, under the leadership of an opportunist whose motives are not clear.” (Emphasis added)(Page 12).

•
“Thus, the Purchaser has disclosed that, owing to its domination of the Board, it will be in a position to, and possibly may, cause the Company to repurchase some or all of the Purchaser’s shares of Common Stock for a combination of cash and preferred stock with supervoting rights, to the end that the Purchaser will have reduced or even eliminated its cash investment in the Common Stock while maintaining total control through its preferred stock . . . .” (Page 13).

In the alternative, refrain from making these or other similar statements in future filings.

Response:

The Purchaser’s stated plans for the Company once it acquires control are summarized by the amorphous reference to “maintain[ing] and enhanc[ing] stockholder value through possible strategic alternatives” followed by a laundry list of recapitalization (including a “stock repurchase program”), asset disposition and business combination alternatives.  In short, there is no specific plan, other than to stymie the Double Eagle merger; if that occurs, and the tender offer succeeds in leaving Tiberius in control of the Company, it is impossible to divine with any certainty what course of action Tiberius really intends to pursue.

However, in contrast to the generic listing of possible transactions that the Purchaser may choose to pursue once it is in control, Tiberius becomes rather specific in reserving a right to participate in a “stock repurchase program,” coupled with causing the Company’s Board of Directors “to issue preferred stock to Purchaser in order to ensure that Purchaser retains voting control with respect to PetroSearch.”  The Company believes that with this statement, Tiberius “tips its hand” as to its real intention, which is to gain control of a reporting company with a relatively large unencumbered cash balance, and to use its control position to cause a hand-picked board of directors to approve a self-dealing transaction in which the Purchaser’s shares are repurchased, reducing or eliminating its investment at risk, while nevertheless allowing the Purchaser to maintain control of the Company after it has been depleted of its principal asset — the cash needed to repurchase the Tiberius shares.  In fact, the Company’s cash provides the Purchaser with the opportunity to accomplish precisely what the Board believes the Purchaser may have plans to do, and that is why the Board refers to Tiberius as an “opportunist”.  And, in part because Tiberius has failed to include any financial statements in the Offer to Purchase (which appears inconsistent with the instruction 2 to Item 10 of Schedule TO, Footnote 195 of Release No. 33-7760 (October 2, 1999), and the text preceding Footnote 218 of Release No. 33-7607 (November 3, 1998)), the Board must at least consider the possibility that Tiberius may have a strong motive to engage in precisely this kind of transaction, for reasons which may benefit it, but not necessarily the other Company stockholders.

For the sake of the Company’s stockholders (themselves included), the Board hopes that Tiberius’s plans for the Company do not include a self-dealing transaction along the lines discussed above.  However, if such plans are not as the Board suspects that they may be, then there are no specific plans at all, and that is the reason why the Board effectively refers to an uncertain future as being a best case scenario – uncertainty in this regard being a preferable alternative for the minority stockholder than being left with an investment in a company with little or no cash, and a controlling stockholder with little or no financial investment remaining at risk, no experience in running a public company, no demonstrated oil and gas expertise and led by a principal subject to a federal court judgment permanently enjoining him from future violations of the anti-fraud provisions of the securities laws.

Reasons for the Board’s Recommendation, page 12

2.
We note your disclosure in the introductory paragraph of this section that the board considered “factors” in reaching their recommendation.  Item 4 of Schedule 14D-9 and the corresponding Item 1012(b) of Regulation M-A, however, required that actual reasons be cited to explain why a favorable recommendation is being made.  Please confirm to us that the factors your cited to in your disclosure are the actual reasons the Petrosearch Board determined to recommend that shareholders reject Tiberius Capital’s tender offer.

Response:

We confirm that the factors we cited in our disclosure are the actual reasons the Petrosearch Board determined to recommend that shareholders reject Tiberius Capital’s tender offer.  In the Amendment we revised the disclosure in the introductory paragraph of the “Reasons for the Board’s Recommendation” to read:

The Board considered each of the following reasons in support of its recommendation that the Company’s stockholders reject the Offer and not tender their shares of Common Stock to the Purchaser in the Offer:

The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer, page 14

3.
In this section, you disclose that the bidder in the tender offer has “sole discretion” in determining whether certain of the offer conditions had been triggered.  The bidder’s offer to purchase document imposes a “reasonableness standard” upon which the bidder must use to determine whether an offer condition had been triggered and therefore, provides a standard against which the bidder’s discretion may be judged.  Please revise your document to reflect that the bidder must adhere to this reasonableness standard.

Response:

In the Amendment we amended paragraphs one, two, three and five under the subheading “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” to read “in its reasonable discretion” as opposed to “in its sole discretion.”

4.
We note the assertion that Tiberius Capital’s offer is “highly” conditional.  Advise us, with a view toward disclosure, why the existence of tender offer conditions has resulted in a finding by the Petrosearch Board that the tender offer is “highly” conditional as opposed to simply “conditional.”  Please also explain, with a view toward disclosure, the standard used to make the assertion and compare Tiberius Capital’s tender offer proposal against that standard.

Response:

The Board believes that the Offer should be characterized as “highly conditional,” as opposed to merely “conditional” principally because of the fact that at least one (the minimum stockholder equity condition) and possibly two (the minimum working capital condition) of the conditions precedent are not likely to be satisfied as of the expiration date of the Offer.  If an obligation is subject to a fact being true or not at a prescribed date in the future, and it is known at the present time that such fact is likely not to be true at the future date, it seems only appropriate to distinguish the particular obligation as being “highly conditional” versus merely “conditional,” insofar as the Board’s view is that when an obligation – such as Double Eagle’s commitment to complete the Merger – is properly described as being (only) conditional, that means that there is no reason to believe that the related conditions will not be satisfied, at the time the assessment is made, although based on the occurrence or non-occurrence of intervening events, it is possible that one or more of the specific conditions will not be satisfied at the date the related obligation is to be performed.  We have bolstered the disclosure under the sixth paragraph under Item 4—Reasons for the Board’s Recommendation, under the subheading, “The Offer is highly conditional, creating substantial uncertainty as to whether the Purchaser would be required to consummate the Offer” in an attempt to elucidate the Board’s rationale for describing the Offer as being “highly conditional” and the Merger, only “conditional”.

5.
Advise us, with a view toward disclosure, whether or not the Double Eagle merger proposal is highly conditional as well, and if not, the reasons why the Double Eagle merger proposal is not considered equally “highly conditional.”  Alternatively, revise to expressly delete the reference to Tiberius Capital’s offer conditions as being highly conditional.

Response:

Please see above response to Comment 4.

Cautionary Note Regarding Forward-Looking Statements, page 17

6.
We note your reference to the safe harbor provision for forward-looking statements contained Section 21E of the Securities Exchange Act of 1934.  Note that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer.  See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretations M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations.  Please revise your document to remove this language and avoid this statement in all future communications relating the tender offer.

Response

In the Amendment we amended sentence one of the paragraph under subheading “Cautionary Note Regarding Forward-Looking Statements” to read, “The statements made herein that are not historical facts are forward-looking statements,” deleting the reference to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934.  We will avoid this reference in all future communications relating to the tender offer.

7.
We note the statement that, “Each forward-looking statement speaks only as do the date of the particular statement, and Petrosearch undertakes no obligation to publicly update or revise any forward-looking statements.”  This disclaimer is inconsistent with your obligation under Rule 14d-9(c) to amend your filing to reflect a material change in the information previously disclosed.  Please revise your document to remove the language and avoid this statement in all future communication.

Response:

In the Amendment we deleted the following sentence of the paragraph under subheading “Cautionary Note Regarding Forward-Looking Statements:” “Each forward-looking statement speaks only as of the date of the particular statement, and Petrosearch undertakes no obligation to publicly update or revise any forward-looking statements.”  We will avoid this statement in all future communications relating to the tender offer.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC.  The Company acknowledges that Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Company’s filings with the Commission.  Lastly, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully believes it has appropriately responded to the Staff’s comments contained in the Staff’s letter dated July 8, 2009.  Please do not hesitate to call David Collins, Chief Financial Officer of the Company, at (713) 961-9337 (Ext. 45) with any questions or if we may provide the Staff with any additional information.  We are pleased to visit with the Staff to clarify any responses to the Staff’s comments.  Thank you for your assistance.

Very truly yours,

/s/ Richard D. Dole

Richard D. Dole
Petrosearch Energy Corporation
Chairman, President and Chief Executive Officer

cc: David Collins (Petrosearch Energy Corporation)